Consent of Independent Registered Public Accounting Firm

We consent to the use in the Registration Statement of International Food Products Group, Inc. on Form S-8 relating to the registration of 60,000,000 common shares to be issued to certain employees and consultants pursuant to the 2006 Stock Option Plan of our Auditors' Report dated October 27, 2006 on the balance sheet of International Food Products Group, Inc. as at June 30, 2006 and the related statements of operations, statements of shareholders' deficit, and statements of cash flows for each of the two years in the period ended June 30, 2006.

/s/ Kelly & Company

Kelly & Company
Costa Mesa, California
December 27, 2006